UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               FORM 10-SB-12G/A#3
                                 Amendment No. 3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             SMALL BUSINESS ISSUERS
          UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                                   ARBOR, INC.
                 (Name of Small Business Issuer in its charter)


          Nevada                                           Applied For
(State or other jurisdiction                       (IRS Employer Identification
of incorporation organization)                                  Number)



28 Lavalencia Garden, N.E.,                              (780) 452-2587
    Calgary, AB T1Y 6P4                            (Issuers Telephone Number)
   (Address of principal
      executive offices)


          Securities to be registered pursuant to section 12 (b) of the
                                      Act:

                      Title of each class to be registered:
                                      NONE

         Name of each exchange on which each class is to be registered:
                                      NONE

          Securities to be registered pursuant to section 12 (g) of the
                                      Act:

                      Title of each class to be registered:
         Name of each exchange on which each class is to be registered:

                         Common stock, $0.001 par value
                                   Arbor, Inc.

                                   Form 10-SB
                                Table of Contents
                                  ALTERNATIVE 3

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

Item                    SUB-ITEM       DESCRIPTION                          PAGE
PART 1.
ITEM 1.                                DESCRIPTION OF BUSINESS                 4
                        1:1            Forward-Looking Statements              4
                        1:2            Business Development                    5
                        1:3            Business of Issuer                      7
                        1:4            Reports To Security Holders            17
ITEM 2.                                MANAGEMENT'S DISCUSSION AND            17
                                       ANALYSIS OR PLAN OF OPERATION
                        2:1            Plan of Operation                      17
                        2:2            Management's Discussion and            24
                                       Analysis of Financial Condition
                                       and Results of Operations
ITEM 3.                                DESCRIPTION OF PROPERTY                28
                        3:1            Location and Condition of              28
                                       Property
                        3:2            Investment Policies                    29
                        3:3            Description of Real Estate and         29
                                       Operating Data
ITEM 4.                                SECURITY OWNERSHIP OF MANAGEMENT       29
                                       AND CERTAIN SECURITY HOLDERS
                        4:1            Security Ownership of Certain          29
                                       Beneficial Owners
                        4:2            Security Ownership of Management       30
                        4:3            Changes in Control                     32
ITEM 5.                                DIRECTORS, EXECUTIVE OFFICERS,         32
                                       PROMOTERS AND CONTROL PERSONS
                        5:1            Directors and Officers                 32


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

                        5:2            Significant Employees                  33
                        5:3            Family Relationships                   34
                        5:4            Involvement in Legal Proceedings       34
ITEM 6.                                EXECUTIVE COMPENSATION                 34
                        6:1            General                                34
                        6:2            Summary Compensation Table             34
ITEM 7.                                CERTAIN RELATIONSHIPS AND              35
                                       RELATED TRANSACTIONS
                        7:1            Previous Two Years                     35
                        7:2            Exempt                                 35
                        7:3            Parent Company                         35
                        7:4            Transactions with Promoters            35
ITEM 8.                                DESCRIPTION OF SECURITIES              35
                        8:1            Common or Preferred Stock              35
                        8:2            Debt Securities                        38
                        8:3            Other Securities                       38
PART 11.                                                                      38
ITEM 1.                                MARKET PRICE OF AND DIVIDENDS ON       38
                                       THE REGISTRANTS COMMON EQUITY
                                       AND OTHER SHAREHOLDER MATTERS
                        1:1            Market Information                     38
                        1:2            Holders                                38
                        1:3            Dividends                              38
ITEM 2.                                LEGAL PROCEEDINGS                      39
                        2:1            Pending Legal Proceeding               39
                        2:2            Government Authority                   39
                                       Contemplating
ITEM 3.                                CHANGES IN AND DISAGREEMENTS           39
                                       WITH ACCOUNTANTS
                        3:1            Accountant Dismissed                   39
                        3:2            Accountant Disclosures                 39
                        3:3            Detail of Subject Matter               39
                        3:4            Discussions with Board of              39
                                       Directors
                        3:5            Accountant Authorized to Issue         39
                                       Subsequent Report
ITEM 4.                                RECENT SALES OF UNREGISTERED           39
                                       SECURITIES
                        4:1            Date, Title and Amount Sold            39
                        4:2            Underwriters                           41
                        4:3            Offering Price                         41
                        4:4            Exemption Applied                      41
                        4:5            Conversion Terms                       42
                        4:6            Report Items                           42
ITEM 5.                                INDEMNIFICATION OF DIRECTORS AND       42
                                       OFFICERS


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

PART F/S                                                                      43
ITEM 1.                                FINANCIAL STATEMENTS                   43
PART 111.                                                                     54
ITEM 1.                                INDEX TO EXHIBITS                      54
ITEM 2.                                DESCRIPTION OF EXHIBITS                54
SIGNATURES                                                                    54



ITEM 1. DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

Certain statements made in this Registration Statement are "forward-looking statements" regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Arbor, Inc., a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, and of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ



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

materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict.

1:2         Business Development

     Arbor, Inc. (the "Company") was incorporated in the State of Nevada as E Investments, Inc., on February 25, 1999, and will be engaged in the business of manufacturing, selling and distributing fence posts to be used by government parks, highway departments, ranchers and farmers throughout North America. We currently have no operations as the production process will begin approximately two months following our successful listing as a public company on the Over the Counter Bulletin Board ("OTCBB").

     The Company's initial purpose for incorporation was to formally structure a company that would eventually be transferred to its current management. The company was formed by an entity that specializes in organizing new corporations in the state of Nevada. The initial authorized common stock of the Company was 25,000,000 shares.

     The Company's first Director and Incorporator, Thomas C. Rowley, resigned on March 1, 1999, following the appointment of Yarek Bartosz as Director and President. Bartosz subsequently resigned on March 10, 1999, following the appointment of Joginder Brar ("Brar"), Jarek Zubik ("Zubik") and Harjit Mand ("Mand") as directors. Brar and Zubik had purchased the company from Bartosz and Rowley for $1,500.

     With the new Board of Directors in place, our purpose for incorporation became the manufacturing of fence posts to be used by government parks, highway departments, ranchers and farmers.

     On March 10, 1999, we initially agreed to issue Brar and Zubic 1,500,000 shares each of our $0.001 par value common stock for services. The total value of the services rendered was $60,000. The services rendered included administrative duties, board duties, contract negotiations, financing services, production and distribution research, shareholder communication and organizational duties rendered to us during our formation and initial organization. The amount of shares to be issued to Brar and Zubic were





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

subsequently reduced to 600,000 restricted shares each in order to satisfy the requirements of individual investors contemplating an investment in our company. On March 10, 1999, we issued a Private Placement Memorandum, promulgated under Rule 504 of Regulation D ("504"), in order to raise an initial $100,000 by offering 2,000,000 shares at $.05 each. In addition, the board elected to issue a $.10 warrant to be attached to each share convertible to restricted shares of the Company's common stock. The underlying common shares are not freely tradable.

     The Board of Directors called a special meeting on March 18, 1999, during which they accepted the first $19,000 of the 504 proceeds and authorized the subsequent issuance of 380,000 shares in consideration thereof.

     On April 5, 1999, the Board of Directors called a second special meeting. The board acknowledged the receipt of $70,800 in total proceeds to date from the 504, and authorized the subsequent total issue (including the original authorized issuance of 380,000 shares on March 18, 1999) of 1,416,000 shares in consideration thereof.

     In summary, we sold 1,416,000 shares under the Private Placement Memorandum for which we received total proceeds of $70,800. In addition, Brar and Zubik were issued 1,200,000 restricted shares for services rendered. This brought our total issued and outstanding shares to 2,616,000.

     Further, we submitted our initial Form D to the Securities and Exchange Commission ("SEC") on April 5, 1999, reflecting total sales of $25,000 at the time the initial filing was prepared. Subsequent to the initial filing, we received the balance of $45,800, bringing our total raised to $70,800. We are currently in the process of filing our amended Form D to reflect the total sales of $70,800.

     The Board of Directors held its first regular board meeting on April 11, 1999.

     Subsequent to that meeting, the Board of Directors held three additional special meetings on May 28, 1999, July 9, 1999 and September 6, 1999, during which business and financial consultants were retained by the Company, resulting in rapid development of the Company's business plan and initiation of several required government filings, including this 10SB12G. In early December, Leo Moisio, an expert in the wood industry joined the Company as Vice-President in charge of Production.

     On December 16, 1999, we changed our name to Arbor, Inc.

     We are scheduled to begin field operations approximately two months following our successful listing as a public company on the OTCBB.

1:3         Business of Issuer

     We will be in the business of manufacturing, selling and distributing fence posts throughout North America. Our principal product will be the wooden fence post, used primarily by government parks, highway departments, ranchers and farmers. After contacting many fence post distributors, farmers and ranchers, and then tabulating that data, we have concluded that there is a solid demand for wooden fence posts, especially for the purpose of confining and restricting the movement of both domestic and wild animals. According to international wood fencing distributors in the Alberta and Saskatchewan provinces, a demand is being created for fencing to separate the farming from the ranching operations, due in part to the current trend of farmers branching out into livestock management in the local Alberta region.

     Large sawmills can provide timber at greatly reduced rates by providing what they consider "waste material" that is quite often discarded by burning or burying. The timber they destroy, which is comprised of the top 20 to 30 feet of a tree, are perfect for the production of 3" to 4" posts. The Company will set up field operations directly in the forest where the sawmills are located, thereby reducing transportation costs by processing directly on site. Finished products will then be shipped directly to buyers.

     In addition, forests which primarily contain raw material timber for the small posts are the most plentiful types. Our operation requires small diameter timber, while the sawmill is looking to purchase large diameter timber and is not interested in forests with small diameter timber.

     We have contacted several real estate agencies and have located several forest properties for sale at prices ranging from $250 to $350 per acre for approximately 1500 acres. One acre will produce 60 to 90 cubic meters of timber out of which 30% will be large diameter timber sawmill grade and 70% will be suitable material for our operations. We have also contacted the government and there are several properties available for timber harvest from the government owned land on a lease basis. This exercise was done to evaluate the most economical method for production available utilizing the different sources of raw material timber supply.

     Our Board of Directors have decided that for the first 12-24 months, the most suitable operation for the company will be to purchase the treetops from sawmills as this type of operation is the most economical and also the most simple operation for a company like ours that is just beginning its field operations.

     When the company gains experience and develops a strong fiscal foundation, then we will be extending our operations to harvesting the forests, either from private forests which we will be purchasing or from leased government forests. While the ultimate production costs are about the same on private land as utilizing leased government land, the administrative process is far less cumbersome on private land. Furthermore, on government land we will have to pay for reforestation and timber dues as compared to private land where we will have the one time expense of the purchase price. After we have completed harvesting on private land we can reforest the land and keep it in our inventory as an asset with future forest to be harvested or sold as grazing land to a rancher for approximately 50% of the original cost.

     Initially we will rely solely on large sawmills, including Vanderwell Sawmill in Slave Lake, Alberta to provide the raw material timber for our manufacturing operation during the first 3 stages of our operations. In addition, other sawmills in Alberta, including MillWestern in Atabaska and Bluerich Lumber have expressed interest to sell us their treetops, and we will be using them for our stage 4 and 5 operations.

     In the event the sawmills cannot supply the necessary raw material treetops in the future, we will set up operating facilities on leased government land to manufacture and finish our product line. We will obtain all the necessary permits and other permission from the government in order to be able to harvest on government owned land.

     Logging operations are normally conducted by the logging company hired to do actual cutting, which is priced out at $11 per cubic meter of material removed from the property. We will need to obtain a commercial timber permit to work on government owned land. All of the permits are governed by the Canadian Forest Act, Operating Ground Rules, Timber Harvest Planning and the Commercial Timber Permit Section 22 of the Forest Act and Section 37-41 of those regulations authorizing a person to cut down timber. The cost of complying with government regulations are primarily reforestation costs of $8.62 per cubic meter and timber dues at $0.18 to $0.98 per cubic meter paid directly to the government for each cubic meter removed from the land. The permitting process will take approximately 30 days.

     Nonetheless, we will continue to purchase our own material treetops directly from the large sawmills until it becomes economically feasible for us to begin our own logging operations.

The Production Process

     The production process will begin approximately two months following our successful listing as a public company on the OTCBB and is made up of six distinctive parts, beginning with Pre-Production and continuing through five stages that encompass a period of two years. During the initial two years of operations, we will purchase raw materials directly from the large sawmills in


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

the Slave Lake region. We will obtain all the necessary permits to be able to harvest in the event for any reason we would be unable to purchase our raw materials from the sawmills. Because we will not initially be harvesting timber, the permit process will be minimal and will be in place prior to our beginning field operations. Once we are ready to begin harvesting, any additional permitting processes will take approximately 30 days.

     At this time we do not have any written agreements with area sawmills. However, we do have verbal understandings with several sawmills and distributors for supplying us with raw materials and purchasing our finished product. Specifically, we have an understanding with Greentree Fencing Supplies and Sunpine Forest Products. Greentree has told us that their expanding markets would consume an influx of well into six figures of an acceptable product. Quantities are of course subject to quality. To that extent, they have supplied us with price lists. Sunpine has stated that we are to notify them once we are in production and at that time they will submit their initial orders. We have chosen not to enter into any written agreements at this time because of certain inherit obligations, including our ability to deliver finish goods to Greentree and Sunpine on a timely basis, (the failure of which would result in us losing them as a buyer of our product line); that would exist until such time as we have secured the necessary financing to fulfill those obligations. At this time, our budget calls for approximately $95,000 in order to begin production. While the availability of raw material and the subsequent purchase of the finished product cannot be guaranteed until we enter into the aforementioned written agreements, there is no indication that we can determine which would prohibit us from entering into favorable written agreements once our financing is secured. In the event that the sawmills would cease operation and therefore not be in a position to supply us with the necessary raw materials, we would then utilize other methods for acquiring raw materials, including obtaining raw materials from government or private forests, and, in the unlikely event that the market for fence posts collapses, this could have an adverse effect on us that could result in reduced operating profits and, in a worse case scenario, make it very difficult for us to stay in business under our current business model.

     Logging permits are usually obtained by the logging company hired to do the actual cutting. We will need to obtain a commercial timber permit to work on government owned land. All permits issued are covered by the Alberta Timber Harvest Planning and Operating Ground Rules and Section's 22 and 37-41 of the Alberta Environmental Protection Forest Act

     The key factors in the physical production process are the equipment and the skill of the loader operators, post peeler operators and cutters. Each wooden fence post is made the same way. Initially, the wood will be acquired from sawmills. At this point the logs have been cut to eight-foot lengths with different diameters, the most common being 3" to 4" and 5" to 6". The "poles" are then placed on the post peeler, which acts like an electric sharpener, and the fence post takes its final shape. Once completed, the posts are put on a stacker. When the stacker is full, it is tied and a loader moves the stacker aside, replacing it with an empty stacker. The loaders then move the tied posts to the loading area, where the posts are loaded on a truck for delivery to the buyers.

     The first 12 months of production, which will encompass Stage's 1, 2 and 3, will be set up in the forest in and around Slave Lake, Alberta, where we will be purchasing wood (tree tops) from Vanderwell, LTD, a large sawmill in the area. They inform us that they can provide approximately 25,000 cubic meters per year at a cost to us of $5.59 per cubic meter. Our initial requirement will be 1080 cubic meters per month per one post peeler. The initial amount of wood available to us will be enough to support two post peelers for 12 months and beyond. During our pre-production phase we will be finalizing a contract with Vanderwell to supply the raw material timber. We will not need to work on government land initially, as we will be operating at the sawmill site. Therefore, there will be no need to obtain any permits or other permission from the government except workman's compensation insurance, employment insurance and Canadian Pension Plan.

     During the pre-production phase, we will be acquiring our initial equipment, including the post peeler, jenset, loader and chainsaws. During the initial set-up, we will need to finalize our agreements with the buyers of our finished product, the sawmills that supply the treetops; create a production yard, hire electricians on a temporary basis to connect the post peeler to the jenset and to connect lights in the yard, hire our labor force and set up our field office. We will also need to arrange agreements with the government concerning workman compensation insurance, employment insurance, Canadian pension plan and obtain equipment insurance, set up accounting policies, fuel supply, and spare parts supplies for our equipment. We will also need to arrange for the removal of the chips and sawdust from our yard, which is usually sold to paper mills equal to the cost of transporting it, and make arrangements with mechanics and electricians on an as needed basis in case of equipment failure.

Stage 1 of the Production Process will involve the use of one post peeler that will produce 56,160 fence posts per month. There are a number of factors that will determine the exact amount of fence posts that can be produced, including weather, equipment down time and labor down time. One hour of continuous production at 50% capacity during Stage 1 will produce 240 3" to 4" by 8' fence posts. At 9 hours per day, 26 days per month, the Company can produce 56,160 fence posts per month, allowing for normal delays and unforeseen stoppages. In determining monthly production at all stages, we have discounted 50% of the operating time and assigned 25% down time for labor, 20% down time for equipment repair and 5% down time for extreme weather. Revenue, operating and profits figures are calculated on 50% down time or 56,160 3"-4"x8' fence posts per month.

     The labor need during Stage 1 is one supervisor, who also serves as a loader operator, two post peeler operators, one general helper and three dedicated cutters. We will need to acquire 41.5 cubic meters of wood per day and provide fuel for the post peeler and jenset, loader and chainsaws. In addition, we will need to maintain the equipment, clean up the yard and arrange transportation of the finished product to the buyer. It takes eight hours to load, transport the product and unload at buyer location. Each load can hold approximately 3400 3"-4"x8' fence posts. It will take a minimum of 17 loads per


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

month to transport the finished goods to the buyer.

     In order to increase production during Stage 2, we will need to acquire additional equipment and expand our crew. We will acquire an additional post peeler, loader, jenset and several chainsaws. We will need to provide fuel and transportation.

     Stage 2 of the Production Process will involve the use of two post peelers that will produce 112,320 3"-4"x8' fence posts per month. One hour of continuous production at 50% capacity during Stage 2 will produce 480 3" to 4" by 8 fence posts. At 9 hours per day, 26 days per month, we can produce 112,320 posts per month.

     The basic labor needed during Stage 2 is one supervisor, who also serves as a loader operator, one additional loader operator, four post peeler operators, 2 general helper cutter and six dedicated cutters. We will need to acquire 83 cubic meters of wood per day. It will take a minimum of 34 loads per month to transport the finished goods to the buyer.

     Stage 3 of the Production Process will involve the use of two post peelers that will produce 112,320 fence posts per month. One hour of continuous production at 50% capacity during Stage 3 will produce 480 3" -4" x 8' fence posts. At 9 hours per day, 26 days per month, we can produce 112,320 3"- 4"x8' fence posts per month.

     The labor need during Stage 3 is one supervisor, who also serves as a loader operator, one additional loader operator, four post peeler operators and one general helper. We will need 83 cubic meters of wood per day. It will take a minimum of 34 loads per month to transport the finished goods to the buyer.

     The onset of Stage 4, will see a dramatic increase in our production capabilities. We will acquire an additional 20 chainsaws, 2 post peelers, 2 loaders and 2 jensets. These additions of new equipment will double the production output.

     Stage 4 of the Production Process will involve the use of four post peelers that will produce 224,640 fence posts per month. One hour of continuous production at 50% capacity during Stage 4 will produce 1920 3" to 4" by 8 fence posts. At 9 hours per day, 26 days per month, we can produce 224,640 3"- 4"x8' fence posts per month.

     The labor need during Stage 4 is one supervisor, four loader operators, eight post peeler operators, 4 general helper cutters and twelve dedicated cutters. We will need to acquire 166 cubic meters of wood per day. It will take a minimum of 68 loads per month to transport the finished goods to the buyer.

     Stage 5 production will involve the use of four post peelers that will produce 224,640 fence posts per month. One hour of continuous production at 100% capacity during Stage 5 will produce 1920 3" to 4" by 8 fence posts. At 9 hours per day, 26 days per month, we can produce 224,640 posts per month.

     The labor need during Stage 5 is one supervisor, four additional loader operators, eight post peeler operators and 4 general helpers. We will need 166 cubic meters of wood per day. It will take a minimum of 68 loads per month to transport the finished goods to the buyer.

Marketing Strategy

     Our marketing strategy is to build a solid base initially with major wholesalers who have existing distribution channels and a significant customer base in place in Canada. Once that market is secured, we will focus on supplying our product line to large distributors in the U.S. who distribute to State Parks, Highway Departments, Ranchers and Farmers.

     To penetrate these markets, we will rely on several marketing techniques including direct executive sales, direct mail, repeat business from satisfied customers, advertising and promotion and industry specific public relations.

     During our first twelve months of field operations, we will sell all of our fence products to Green Tree Fencing Supplies Ltd. in Prince Albert, Saskatchewan. They are an established major wholesaler with a selling history of more then 20 years and a volume of more then 5,000,000 fence post per year. After we establish a strong base and relationship with Green Tree and other wholesalers in the future, we will try to expand to U.S. markets when and if market conditions permit. However, we have to be cautious with expansion to the U.S. market because Green Tree and others in our area also have a strong base in the U.S. If we decide to market our product line in the U.S., we would become direct competitors rather than a supplier to those companies.

     At present, we do not have any written agreements with Green Tree. However, we have had several discussions with Green Tree and they have indicated to us that they would be interested in purchasing our production output providing that we meet their quality standards. All other details, including pricing arrangements, will be made once we enter into a formal written agreement. It should also be noted that we have been in discussions with Green Tree since our inception and that the only item prohibiting us from entering into a written agreement is our ability to secure the necessary financing.

Sales Strategy

     The Company's sales and marketing are conducted through its Calgary, Alberta headquarters.

     The business of the Company is straightforward: the manufacturing and distribution of wooden fence posts. The Company's sales strategy is also straightforward: build a solid, consistent product that is delivered as ordered and on time. As government regulations and the demand for wooden fence posts fluctuate, it is important that the Company build a reputation as a steady supplier of wooden fence posts. Personal relationships play a key role as trust is developed between buyer and seller. The Company will build on its relationship with these key buyers as it implements its marketing strategy to steadily increase its sales.

Distribution Methods for Products and Services

     The Company's product line is distributed by truck directly from the in-field forest location to the buyer. Each truckload can carry approximately 3400 3"-4"x8' finished fence posts.

     During our first year of operations, we will be selling all of the fence posts to Green Tree Fencing Supplies LTD. Their prices will be free on board ("F.O.B.") our yard, Slave Lake, Alberta. Initially, we will not have the need for trucks as Green Tree will utilize their own trucks to pick up the finished product at our location. However, in the event we develop markets elsewhere, we will contract trucks as needed. We have already contacted several trucking companies in the area, with all providing approximately the same estimates averaging $59 per hour. However, we have no plans at the present time to lease or purchase trucks.

Growth Strategy

     We plan to commence production approximately two months following our successful listing as a public company on the OTCBB with one post peeler and production in excess of 56,000 3"-4" x 8 fence posts per month during the first stage of the operation. After two years, we plan to have 4 post peelers on the production line. As we add post peelers to our operation, our gross revenues will increase while our operating expenses will begin to level off, resulting in steady growth.

     The initial growth strategy for the Company calls for five stages of development during the first two years of operation. Stage 1 of the Production Process will involve the use of one post peeler that will produce 56,160 3"-4"x8' fence posts per month.

     In order to increase production during Stage 2, the Company will need to acquire additional equipment and expand its crew. Stage 2 of the Production Process will involve the use of two post peelers that will produce 112,320 3"-4"x8' fence posts per month.

     Stage 3 of the Production Process will involve the use of two post peelers that will produce 112,320 3"-4"x8' fence posts per month. The onset of Stage 4 will see a dramatic increase in the Company's production capabilities. Stage 4 of the Production Process will involve the use of four post peelers that will produce 224,640 3"-4"x8' fence posts per month.

     Stage 5 production will involve the use of four post peelers that will produce 224,640 3"-4"x8' fence posts per month.

     Once we completes our initial growth strategy, we will concentrate on expanding our distribution capabilities through the leasing of government lands and eventually the purchase of private forests. This will allow us to sell all of the timber harvested, thereby greatly enhancing the total revenue and ultimate profitability of the Company. On each tree that is logged, seventy per cent is used for fencing while the remaining thirty per cent is used for high grade saw mill product. Once we are harvesting our own trees, we will be able to sell the thirty per cent high-grade portion of each tree.

New Products and Services

     The process of manufacturing wooden fence posts has remained the same for quite some time. However, the source of the basic wood product from suppliers such as sawmills could change in the future as foreign mills begin to outsource their product internationally.

Competitive Business Conditions

     Competition in the Company's market segment is primarily based on price and quality, and to a lesser extent, the ability to meet delivery requirements on a consistent long-term basis and to provide specialized customer service.

     The Company competes in North American lumber markets, primarily with other companies in the United States, Canada and Europe. Many of the Company's competitors have substantially greater financial and operating resources than the Company. In addition, wood products are subject to increasing competition from a variety of substitutes, including non-wood and engineered wood products.

     Initially, by supplying our product to major wholesalers, the Company will have no direct competition since the "competition" is also the buyer of our product. Because we are supplying our product at a discounted rate, it is more feasible for the wholesaler to purchase directly from us rather than bear the cost of production themselves. Once the Company develops and markets its product line and has achieved financial stability, the possibility will exist to sell the product directly to the United States, thereby limiting the need for resellers of the product.

     During our initial twelve months of field operations, we plan to sell all of our fence products to Green Tree. As stated earlier, Green Tree is well established with a large selling base in the U.S. with more then 20 years selling experience and volume in excess of 5,000,000 fence posts per year. When we develop our own market in the U.S., we will have to make sure that our markets in the US are large and on a solid basis, as our potential Canadian wholesalers most likely will not renew any purchase orders in place that we may have at that time once they realize we are competing directly with them in the U.S..

Sources and Availability of Raw Materials

     The primary source of raw material for next 2 years for our product line are primarily private-sawmill treetops. In the past, sawmills have traditionally discarded treetops as waste. However, these treetops make good quality fence posts. By acquiring the treetops from the sawmills, we preclude having to lease government lands for logging. At the same time we save the sawmill the step of having to discard the treetop. As an alternative source of raw materials, we can lease government owned forestland. At the present time we have no leases or purchases of privately owned or government land. We have discussed in principle with several sawmill operations the opportunity to purchase their tree top with positive results, and have verbal assurances from them that they will be signing contracts with us as soon as we are ready to commence production.

Customer Dependence

     We will rely on two companies, Greentree Fencing Supply in Sakatchwan and Sunpine Forest Products in Alberta, for the majority of our initial sales during the first two years. As we grow, we will become less dependent on any one company.

     During our first year, we currently plan to sell all of our production to Green Tree. Once we exceed Green Tree's ability to handle our production output, which we expect to occur after the first year, we plan to begin selling our excess production to Sunpine. As with Green Tree, we have had extensive discussions with Sunpine since our inception.

Intellectual Properties

     The  Company's   production   process  does  not  currently   rely  on  any
intellectual properties. The Company utilizes existing equipment that it purchases in the marketplace.

Government Approval of Products and Services

     We will have to comply with all of the Forest Act Environmental Laws as we fully implement our business model. The exact compliance issues, including logging, road building, fire hazards, fuel handling and reforestation, will depend upon our exact activities at any given time.

     In addition, to the extent that we might become directly involved in logging at some point in the future, we will be required to abide by reforestation guidelines established by the Canadian government at the time we would commence logging operations. We would need a commercial timber permit to work on government owned land. All the permits are governed by Forest Act, Operating Ground Rules, Timber Harvest Planning Commercial timber permit Section 22 of the Forest Act and Section 37-41 of those regulations authorizing a person to cut crown timber. However, at the present time we have no plans to be involved in logging, as we will be purchasing our raw material timber directly from the sawmill.

Effects of Government Regulations on Business

     The  Cost  of  complying   with   government   regulations   is  primarily
reforestation costs at $8.62 per cubic meter and timber dues at $0.18 to $0.98 cubic meter paid directly to government for each cubic meter removed from the land.

Research and Development

     The Company has not been involved in any direct research and development activities. During the normal course of business, the Company may develop new or improved log cutting, production or transportation methods.

Compliance with Environmental Laws

     Currently the Company will be conducting its operations solely in Canada. The activities of the Company are subject to various Canadian environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water, establish standards for the treatment, storage and disposal of solid and hazardous waste, and govern the discharge of runoff storm water and wastewater. The Company is and will remain in compliance with such laws and regulations.

During our first 12 months of field operations, we will be regulated by our pending agreement with the sawmill for using approximately two acres of adjacent forestland. Our cost for clean up of the yard will run approximately $1340 per month. The clean up activities include disposal of wood chips, sawdust and any other materials that have to be removed from the work area. If and when we decide to run operations on government forestland, we will have to comply with Forest Act environmental laws. At present, the cost of reforestation is $8.62 per cubic meter, paid directly to the government for each cubic meter of forest removed from their land. Timber dues run from $0.18-$0.98 per cubic meter. The exact costs depend on the forest location and type of timber harvested.

Employees

     The Company will begin its operation with seven full time employees. As the Company progresses through the different stages of its production process, the number of full time employees will increase to 29 in stage 4.

1:4         Reports to Security Holders

     The Company currently is not required to deliver an annual report to security holders. The Company will begin to voluntarily send an annual report and quarterlies, including audited financial statements, to security holders beginning with the current fiscal year. In addition, the Company will begin filing reports and other information required by the SEC upon initial filing of its registration.

     The public may read and copy any materials filed with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC maintains and Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once the Company completes its filing, will be available at http://www.sec.gov. It will also be available on the Company's web site in the future.

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2:1         Plan of Operation

     During the next two years, our Plan of Operation is to focus on the manufacturing of fence posts in the Canadian province of Alberta. We plan to sell our product line to distributors who traditionally sell wooden fence posts utilized by government parks, highway departments, ranchers and farmers throughout North America.

     We plan to implement our manufacturing process in five distinct stages, taking into consideration our ability to fund each stage of production, our cash flow and the subsequent need to raise cash. We have already secured financing for the pre-production study and listing costs and have secured verbal commitments from existing shareholders for Stage 1 cash requirements once they exercise their warrants. Based on our current production schedule and the availability of raw material timber in the Alberta area, revenues generated from operations during the next two years should be sufficient to fund Stages 2 through 5.

Cash Flow and The Need To Raise Cash

     We believe, and our auditor concurs, that there is substantial doubt about our ability to continue as a going concern. Therefore, unless we receive additional capital, we will not be able to implement our business plan and will have to close down our business. Notwithstanding the foregoing, our existing shareholders have verbally committed to exercise their warrants once we are a fully reporting, publicly traded company. In the event the warrants are exercised, this would give us the necessary additional capital to continue. If our existing shareholders do not exercise their warrants, and if we were unable to secure financing from any other source, we would be forced to close down. If this was to occur, any prior investment into our company would be worthless.

     As of April 5, 1999, we had raised $70,800. These funds have been allocated for production studies, listing costs, prospectus, consulting fees, attorneys, accounting and all other expenses including telephone and travel. We believe that $70,800 is sufficient to proceed with our initial plans and there is no immediate need to further dilute existing shareholders by raising additional funds at this time in part due to the issuance of warrants to our shareholders who in turn have verbally committed to exercising those warrants once we become a fully reporting, publicly traded company. This will result in additional funds of $141,600 coming into our treasury. Our current cash requirement to implement production and begin Stage 1 is $97,902. Once production is initiated, we will have a cash reserve of $43,698 in our field operating account.

     Our cash flow plans call for five separate stages of development in the production process following pre- production.

     Pre-production expenses include the purchase of all equipment, development of the yard, salaries, reserves, gasoline for equipment, cash reserves, government fees and any other expenses.

     Stage 1 will require approximately $37,500 in cash per month, which will cover labor costs, government fees, wood, fuel, repair, clean up, transportation, insurance and general administrative costs. This stage could produce gross revenues of approximately $70,690 per month. Stage 1 will last approximately five months. During this period, we hope to generate $165,950 in net operating income. We will purchase our equipment for a total expenditure of $55,944.

     Existing cash flow forecasts have already been discounted fifty per cent (50%) from what we actually expect to produce. Uncertainties include labor downtime, equipment repair and weather related downtime. We believe that we have taken a very conservative approach by reducing expected amounts as indicated. However, there are other factors that could further reduce or increase our results including the price of fuel and the gross revenues received for our product. As the prices for these and other items are constantly changing, the expected amounts are based on current pricing.

     The second stage of production will require approximately $75,000 in cash per month to sustain field operations. This stage could produce gross revenue of approximately $141,381 per month.

     During Stage 3 the Company will have two post peelers in operation. Cash requirements during this period are approximately $75,000 per month. This stage could produce gross revenue of approximately $141,381 per month.

     We hope to realize $531,048 in net operating income for the eight month period that encompasses Stage's 2 and 3. At the end of Stage 3, we plan to purchase additional equipment, which is expected to cost $282,517.

     Stage 4 will commence with the purchase of additional equipment, which we believe will double our production capability. Monthly cash requirements will be approximately $150,874. This stage could produce gross revenue of approximately $282,763 per month

     Stage 5 will commence with the operation of four post peelers. Monthly production costs are expected to average $150,874. This stage could produce gross revenue of approximately $282,763 per month.

In summary, initial operations could generate $165,950 in net operating income. From these earnings we plan to purchase additional equipment at a cost of $55,944, which could result in net income before tax of $110,006. Initial annual operations could generate $959,918 in net operating income. During that year we plan to purchase additional equipment at a cost of $282,517, which could result in net income before tax of $677,401. Field Operations in the subsequent year could generate $1,582,704 in net operating income. In the event these expected net income results materialize, we plan to begin our own sawmill operations. Planning for this multi-million dollar endeavor could begin after we have concluded eighteen month of production.

     To recap, in order to begin field operations, we have to receive the additional $97,902 from the execution of warrants by our existing shareholders. In the event the warrants are not exercised, we will have to obtain funding from another source. Failure to do so would have a material adverse effect on us.

Summary of Pre-Production Costs:

Item                                                                      Amount

Equipment Costs

Post Peeler                                                               13,986
Loader                                                                    20,979
Chainsaws                                                                  6,993
Jenset                                                                    13,986
Total                                                                     55,944



Item                                                                      Amount

Set-Up Costs
Equipment                                                                  2,097
Transportation
Creation of Yard                                                             979
Electrician                                                                1,398
Insurance                                                                    490

Total                                                                      4,964


Item                                                                      Amount

General Costs

Salaries                                                                  12,662
Yard Cleaning                                                              1,398
Wood                                                                       6,083
Fuel                                                                       5,594
Repairs                                                                    3,006
Office & Legal                                                             4,895
Government Fees                                                            3,356

Total                                                                     36,994

Total Pre-                                                                97,902
Production

     Upon exercise of the warrants we hope to have $141,600 in our treasury. We need $97,902 to commence production. This would leave us with $43,698 in cash reserves.

     After commencing the production, second stage will financed from company accumulated proceeds.

Summary of Production Costs per month:

Item                   Stage 1           Stage 2             Stage 3     Stage 4         Stage 5
Labor                 13,418             26,836               26,836      57,169          57,169
Costs
Government             3,354              6,709                6,709      14,292          14,292
t Fees
Wood                   6,041             12,083               12,083      24,167          24,167
Fuel                   5,594             11,188               11,188      22,377          22,377
Repair                 3,496              6,993                6,993      13,986          13,986
Yard                   1,398              2,797                2,797       5,594           5,594
Cleanup
Insurance                699              1,398                1,398       2,797           2,797
G & A                  3,496              6,993                6,993      10,489          10,489

Total                 37,496             74,997               74,997     150,871         150,871

Note: Government Fees include worker's compensation insurance, employment insurance, pension plans requirements.

Summary of Projected Revenues per month:

Item              Pre-              Stage 1           Stage 2           Stage 3       Stage 4           Stage 5
                  Product
                  ion
Fence             0                 70,690            141,381           141,381       282,763           282,763
Posts
Sales

            Summary of Projected One-Time Expenditures

Item              Pre-              Stage 1           Stage 2           Stage 3       Stage 4           Stage 5
                  Product
                  ion
One-
Time
Expendi
ture

Start-            97,902
Up
Costs
Used                                                  55,944
Equipment
Costs
New                                                                                  282,517
Equipment
Costs

Total             97,902                              55,944                         282,517

Planned Research and Development

     We will not be involved in any direct research and development activities. During the normal course of business, we may develop new or improved log cutting, production or transportation methods. However, we do not plan to spend any resources on development, nor do we plan to do any research.

Purchase or Sale of Plant and/or Equipment

     We will be purchasing various pieces of equipment during the pre-production period and during Stage 2 and Stage 4. With each piece of equipment purchased, the Company's production capability expands, resulting in increased revenues, assets.

Pre-Production Equipment Purchase (used equipment to keep costs down):


Item                                                                      Amount

Post Peeler                                                               13,986
Loader                                                                    20,979
Chainsaws (new)                                                            6,993
Jenset Generator                                                          13,986
Total                                                                     55,944

Stage 2 Equipment Purchase (used equipment):

Item                                                                      Amount

Post peeler                                                               13,986
Loader                                                                    20,979
Chainsaws (new)                                                            6,993
Jenset                                                                    13,986

Total                                                                     55,944


Stage 4 Equipment Purchase (new equipment) for use in two separate field operations:


Item                                                                      Amount
Post peeler                                                               63,636
Loader                                                                   156,643
Chainsaws (new)                                                           11,888
Jenset                                                                    50,349

Total                                                                    282,516

Significant Changes in the Number of Employees

     As the Company proceeds through the different stages, its number of employees will gradually increase through the stages until the fifth stage when we will have 29 field employees plus three in the office.

Position               Stage 1     Stage 2    Stage 3     Stage 4     Stage 5
                       Fall        Winter     Summer    Fall/Winte     Summer
                       Year 1      Year 1      Year 1       Y2           Y2
Supervisor              0            0          0           1            1
Supervisor              1            1          1           0            0
Loader
Operator
Loader                 0             1          1           4            4
Operator
Post                   2             4          4           8            8
Peeler
Operators
Cutter/                1             2          2           4            4
General
Help
Cutters                3             6          6          12           12
Office                 1             2          2           3            3

Total                  8            16         16          32           32

2:2 Managements Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

     We had no field operations during fiscal year 1999.

     The following table sets forth selected information from the statements of operations for the period ended September 30, 2000 and the year ended December 31, 1999.

Selected Statement of Operations Information


                                        For the Period       For the Year Ended
                                        Ended September 30,   December 31, 1999
                                        2000
Total Revenues                          $0                            $0
Total Expenses                          $14,129                 $109,504
Income (Loss) From                      $(14,129)              $(109,504)
Operations
Total Other Income                      $(0)                   $(0)
(Expense)
Net Profit (Loss)                       $(14,129)              $(109,504)
Total Revenues


     The Company did not generate any revenues in 1999.


Cost of Goods Sold


     The Company did not have any cost of goods sold in 1999.

Selling and General Administrative Expense

     The Company's selling and general administrative expense totaled $109,504 during fiscal year 1999. This expense was primarily due to start up costs and the expense of initiating the Company's eventual listing on the OTCBB.


Retained Earnings

     The Company had a retained earnings balance of $(123,633) as of September 30, 2000 and $(109,504) as of December 31, 1999.

Net Shareholder Equity

     For the period ended September 30, 2000, net shareholder equity was $7,167 and for the year ended December 31, 1999, net shareholder equity was 21,296.

Tax Issues

     We have not had any revenues and as a result we do not currently have any material tax issues.

Liquidity and Capital Resources

Selected Balance Sheet Information

                                        For the Period       For the Year Ended
                                        Ended September 30,   December 31, 1999
                                        2000
Total Current                           $8,167                    $21,296
Assets
Total Current                           $1,000                    $0
Liabilities
Total Property &                        $0                        $0
Equipment
Total Liabilities                       $1,000                    $0
Total Other Assets                      $0                        $0
Total Assets                            $8,167                    $21,296
Net Shareholders'                       $7,167                    $21,296
Equity

     As of September 30, 2000, we have relied solely on the proceeds from the private sale of our Common Stock as of April 5, 1999. This will be sufficient to meet our liquidity requirement for pre-production study, listing costs, prospectus, consulting, attorney and accounting fees, research and all other expenses we may accrue during this period. The additional funds needed to meet our requirement for initial start up costs, equipment purchases and Stage 1 funding should be provided by proceeds from our warrants being exercised. This could generate $141,600 in additional funding. Thereafter, we will be able to cover all necessary costs from revenues generated by ongoing operations.

     Other than the foregoing and the risk factors discussed herein, we know of no trends, demands, or uncertainties that are reasonably likely to have a material impact on our short-term liquidity or capital resources.

Impact of Recently Issued Accounting Standards

Statement of Financial Accounting Standards 133 - Accounting for Derivative Instruments and Hedging Activities (SFAS 133) were recently issued. SFAS 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by SFAS 133.

Accounting for Stock Options

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of December 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

Trends on Liquidity

          The demand for wood fence posts in North America, according to discussions with some local distributors, could have a positive effect on our liquidity in future fiscal years.


Sources of Liquidity

     The Company's liquidity will come from its ongoing operations and from proceeds generated by the sale of its Common Stock through Warrants that were issued during the Company's initial private placement in April 1999. The warrants expire on April 30, 2001. If exercised, they will generate $141,600 in additional funding for us, enabling the start of pre-production and Stage 1. There can be no assurance that they will be exercised. In the event they are not exercised, this would have a material adverse effect on the Company. As of December 31, 1999, the following warrants were still outstanding:


Item              Number          Conversion      Exercise         Expiration
                                                  Price             Date
Common         1,416,000           One for        $0.10             April 30,
Stock                              One                              2001
Purchase
Warrants
Total                                             $141,600
Conversion


     Material Commitments for Capital Expenditures and the Expected Sources of Funds for These

     During pre-production and Stage 1, funding for capital expenditures will come from the proceeds generated by the sale of our Common Stock Warrants. During Stages 2 and 4 as described herein, we will be purchasing additional equipment to facilitate our ongoing and expanded operations. The source of funds for these expenditures will come from ongoing operations.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

     Not Applicable.

Significant Elements of Income/Loss Not From Continuing Operations

     Not Applicable

Causes for any Material Change in Line Items

     Not Applicable

Seasonal Aspects that Effect Results

     The Company's future results may be affected in the event that sustained severe weather prohibits the Company from conducting operations in the forests around Alberta for a lengthy period of time. During the first few years, we will be purchasing our raw material timber from large sawmills on a year round basis. Therefore, seasonal conditions should not effect our results initially. We are not subject to other seasonal aspects, such as changing market conditions as the demand for our product is year round.

Impact of Inflation

     The Company believes that inflation has not had a material effect on its past business.

Interim Periods

     Not Applicable.

Material Changes

     Not Applicable.

Discussion on Material Events That Would Cause Reported Information Not to be Indicative of Future

     Not Applicable.

ITEM 3. DESCRIPTION OF PROPERTY

3:1         Location and Condition of Property

Principal Offices

     Our principal offices are located at 28 Lavalencia Garden, N.E. Calgary, AB. T1Y 6P4. Our current office space of approximately 200 square feet is provided to us at no charge by our President. Once we begin field operations, we will establish a small office for administrative tasks.

Field Offices

     The field operations will be situated in Northern Alberta (Edmonton area). The exact location of these field offices will vary depending upon where ongoing operations are being conducted. Our initial field office will be at the sawmill site in Alberta. the exact size and cost has not yet been determined.

3:2         Investment Policies

     We do not own any real estate and currently do not have any investments in residential or commercial real estate. Our Board of Directors would decide any policies in the future.

3:3         Description of Real Estate and Operating Data

     Not applicable.


ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

     The following table sets forth information as of September 30, 2000, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock:

Title            Name and         Shares owned        %         If Corporation,
                 Address of       Beneficially        Owned     Beneficial Owner
                 beneficial       (1)                           of Corporation
                 Owner
Common           Joginder          600,000              23%          N/A
                 Brar
                 28
                 Lavalencia
                 Gds. NE
                 Calgary,
                 Alberta T1Y
                 654
Common           Jaroslav          600,000              23%          N/A
                 Zubik
                 6427 Dalton
                 Dr. NW
                 Calgary,
                 Alberta T3A
                 IEI
Common           Jan Libal         180,000               7%          N/A
                 10636-120
                 Street NW
                 #417
                 Edmonton,
                 Alberta T5H
                 4L5
Common           Dr. S.            140,000                5%         N/A
                 Krizala
                 Velke
                 Namesti 143
                 Hradec
                 Kralove 1
                 501 Chech
                 Republic
                 Beneficial      1,520,000               58%
                 Owners of
                 5% or More
                 as a Group

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock, which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of December 31, 1999, there were 2,616,000 common shares outstanding encompassing 47 beneficial owners.

4:2         Securities Ownership of Management

     The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:

Title of             Name and Address          Shares Owned             % Owned
Class                of beneficial             Beneficially
                     Owner                     (1) (2)
Common               Joginder Brar              600,000                      23%
                     28 Lavalencia
                     Gds. NE Calgary,
                     Alberta T1Y 654
Common               Jaroslav Zubik             600,000                      23%
                     6427 Dalton Dr.
                     NW Calgary,
                     Alberta T3A IEI

Common               Harjit Mand                      0                       0%
                     163 Rundle Ridge
                     Route NE,
                     Calgary, Alberta
                     T1Y 256
Common               Leo Moisio                       0                       0%
                     B104-53016
                     Highway 60
                     Acheson
                     Industrial Area
                     Spruce Grove,
                     Alberta, Canada
                     T7X 3G7
--------------------
                     Officers and              1,200,000                     46%
                     Directors as a
                     Group

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock, which the person has the right to acquire within 60 days through the exercise of any option, warrant or right. As of March 31, 2000, there were 2,616,000 common shares outstanding.

Note (2) No officer, director or security holder listed above owns any warrants, options or rights. (See Certain Relationships and Related Transactions.")

Compliance with Section 16(A) of the Exchange Act

     Under the securities laws of the United States, the Company's Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Company's outstanding voting securities are required to report their ownership in the Company's securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Company's reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

4:3         Changes in Control

     The Company does not anticipate any changes in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

5:1 Directors and Officers

     The Directors and executive officers of the Company were appointed and/or elected to their respective positions on March 11, 1999. As of September 30, 2000, the names, ages and positions are as follows:

Name                                    Age        Position
Joginder Brar                           34         President/Director
Jaroslav Zubik                          45         Secretary/Director
Harjit Mand                             33         Treasurer/Director
Leo Moisio                              55         Vice-President


     All Directors of the Company will hold office until the next annual meeting of the shareholders of the Company or until successors are duly elected and qualified. The current Directors have held office since March 11, 1999 and will remain in office at least until January 6, 2002, the next scheduled annual meeting of the shareholders.

     The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

     Joginder Brar, 34, Director, has served as President of the Company since March 11, 1999. His period of service will be from March 11, 1999 to January 6, 2002, at which time the shareholders will elect the next board of directors at their annual shareholder meeting. While organizing the Company, Brar worked for the City of Calgary in its Transportation Department as a Dispatcher since 1990. Prior to working for the City of Calgary, he served as President of Nexus Telecom of Calgary. Brar received his Bachelor of Arts degree from India's Punjab University.

     Jaroslav Zubik, 45, Director, Secretary, has been with the Company since March 11, 1999. His period of service will be from March 11, 1999 to January 6, 2002, at which time the shareholders will elect the next board of directors at their annual shareholder meeting. Zubik has been President of S.O.S. Printing and Laminations for Less in Calgary since 1985. Fluent in the English, Czech, German and Russian languages, he received his Mechanical Engineering Diploma from SPISS Technology Institute in 1975. Harjit Mand, 33, Director, Treasurer, joined the Company on March 11, 1999.

     His period of service will be from March 11, 1999 to January 6, 2002, at which time the shareholders will elect the next board of directors at their annual shareholder meeting. Mand has spent the past nine years working for the City of Calgary in their Transportation Department. He previously served as the Sales Manager for Crescet Bakery in Calgary from 1986-1989. Mand studied Mechanical Engineering at the SAIT Technical School in Calgary.

     Leo Moisio, 55, Vice-President has joined the Company as Vice-President in charge of production. An expert in the wood product industry, Moisio has developed industry contacts worldwide. Earning a degree in pulp and paper from the Pulp and Paper College in Finland IN 1969, Moisio recently served as International Sales Manager for Treeline Wood Products, Ltd., located in Edmonton, Alberta, from 1992 until 2000. During his tenure there, he was responsible for the shipping of two million board feet of wood product per month to Japan during a four-year period. Prior to Treeline, he spent the prior 11 years as Production Manager with Eurocan B.C., during which time the company produced up to 1,000 tons of paper per day.

Board Committees


     During the fiscal year ended December 31, 1999, the Directors of the Company did not formulate any formal committee.


Director Compensation


     All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting document of such expenses. Although Directors may be eligible to participate in the Company's future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Directors fee at the present time.

5:2         Significant Employees

     The operations of the Company are divided into two groups, management personnel and in-field operational personnel. The general management of the Company will be critical due in part to the seasonality of the business. Scheduling and distribution must be precise in order to maintain the wood product flow. For each post peeler in operation, the Company will need to employ one key supervisor, two operators, one general laborer and three woodcutters. Each post peeler group has key, significant employees that are vital to the ongoing operations of the Company. The loss of any one of these significant employees could have a material adverse effect on the operations of the Company if they cannot be replaced in a timely manner. The Company is in the process of filing these positions.

     The Company has retained consultant Jan Libal to assist in the development of its product line and staffing requirements. Libal joined the Company as an consultant after serving as vice-president for Timber King Forest Products from August 1998 to January 1999, where he secured equipment for their post peeling operation, arranged contracts for the finished product, yard and yard maintenance, supervised the accounting department and prepared business plans. Prior to Timber King, he secured mining property for Calvest Resources between January 1998 and August 1998 and was the principal shareholder of Westaurum Industries,Inc. from September 1996 to December 1997. During his professional career, which began in August 1979, he has served as a senior technologist, layout engineer and contractor.


5:3         Family Relationships

     Not Applicable.

5:4         Involvement in Legal Proceedings

     Not Applicable.

ITEM 6. EXECUTIVE COMPENSATION

6:1         General

     None of the Company's officers and directors receives any cash compensation at this time. The Company does plan to initiate a compensation schedule for its officers once the Company is profitable.

     Brar and Zubik each received 600,000 shares of the Company's $.001 par value Common Stock for services and as founders of the Company. The total value of the services rendered was $60,000. The services rendered included administrative duties, board duties, contract negotiations, financing services, production and distribution research, shareholder communication and organizational duties.

     The Company has retained a consultant, Jan Libal, to assist in the initial start-up of the Company. He receives compensation up to a maximum of $3,000 per month, plus expenses.

6:2         Summary Compensation Table

SUMMARY COMPENSATION TABLE
                                             Long Term Compensation
                   Annual Compensation               Awards
Name and                 Year          Annual     Restricted       Total
Principal                              Salary      Stock Award     Compensation
Position

Joginder                 1999           $0          600,000           $30,000
Brar(1)                                             shares
President                                           Value $0.05
                                                    per share
Jaroslav                 1999           $0          600,000           $30,000
Zubik(1)                                            shares
Secretary                                           Value $0.05
                                                    per share
Harjit                   1999           $0          $0                $0
Mand
Treasurer
Leo Moisio               1999           $0          $0                $0
Vice-
President


     Note: The total value of the services rendered by Brar and Zubik was $60,000. The services rendered included administrative duties, board duties, contract negotiations, financing services, production and distribution research, shareholder communication and organizational duties.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1         Previous Two Years

     Not Applicable

7:2         Exempt

     Not Applicable.

7:3         Parent Company

     Not Applicable.

7:4         Transactions with Promoters

     None.

ITEM 8. DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

     The authorized capital stock of the Company consists of 25,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

     Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

     As of September 30, 2000, the Company had outstanding 2,616,000 shares of common stock.

Preferred Stock

     The Company is not currently authorized to issue shares of Preferred Stock, and as a result, there have been no preferred shares issued or outstanding as of the date hereof.

     In the event that the Company's Board of Directors authorize the issuance of Preferred Stock in the future, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval. The issuance of Preferred Stock, if any, may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

Dividends

     The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

Warrants

     There are warrants outstanding to acquire additional shares of common stock. None of these warrants have been exercised. The warrants can be exercised at any time from issuance until April 30, 2001, at which time they will expire. These warrants are attached to the shares issued pursuant to the public offering as described in Financial Statements Note #7 and are convertible to the company's restricted common stock at $ 0.10 per share. The underlying shares are not freely tradable. Each warrant can be converted into one common share.

Penny Stock Rules

     There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. No assurance can be given by the Company that any of the above events will occur.

     Shareholders should be aware that, according to Securities and Exchange Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales person; and (iv) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.



8:2         Debt Securities

            None.

8:3         Other Securities

            None.

PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1         Market Information

     The Company's common stock is currently not listed on any quotation service. Subsequent to this filing, the Company will apply to be listed on the Over The Counter Bulletin Board.

            Quarterly Stock Trading Summary: Not Applicable.

     As of September 30, 2000, there were 1,200,000 shares of Common Stock considered to be restricted, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). There were 1,416,000 free trading shares of Common Stock as of September 30, 2000.

1:2         Holders

     As of September 30, 2000, there were 47 beneficial holders of record of the Company's Common Stock, and the number of beneficial holders of 5% or more was 4.

1:3         Dividends

     The Company has not issued any dividends on its Common Stock and has no plans to issue any dividends in fiscal year 2000.

ITEM 2. LEGAL PROCEEDINGS

2:1         Pending Legal Proceeding

            There are no pending legal proceedings.

2:2         Government Authority Contemplating

            Not Applicable.



ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

3:1         Accountant Dismissed

            Not Applicable.

3:2         Accountant Disclosures

            Not Applicable.

3:3         Detail of Subject Matter

            Not Applicable.

3:4         Discussions with Board of Directors

            Not Applicable.

3:5         Accountant Authorized to Issue Subsequent Report

            Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

4:1         Date, Title, and Amount Sold

     As of September 30, 2000, the Company had 2,616,000 shares of its $.001 par value common stock issued and outstanding of which 1,200,000 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 1,416,000 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Date              Class             Shares              Price           Conside       Issued              Status
                                                                        ration       To:
4/5/99            Common            1,200,00            0.05            Svcs       Brar,               144
                                    0                                              Zubic
4/5/99            Common            140,000             .05             Cash       Krizala             504
4/5/99            Common            180,000             .05             Cash       Libal               504
4/5/99            Common            60,000              .05             Cash       Fiala               504
4/5/99            Common            67,000              .05             Cash       Sangha              504
4/5/99            Common            67,000              .05             Cash       Gill                504
4/5/99            Common            67,000              .05             Cash       Dhillon             504
4/5/99            Common            67,000              .05             Cash       Minhas              504
4/5/99            Common            67,000              .05             Cash       Gill                504
4/5/99            Common            67,000              .05             Cash       Sangha              504
4/5/99            Common            67,000              .05             Cash       Sangha              504
4/5/99            Common            67,000              .05             Cash       Dhillon             504
4/5/99            Common            67,000              .05             Cash       Mangat              504
4/5/99            Common            67,000              .05             Cash       Sidhu               504
4/5/99            Common            67,000              .05             Cash       Minhas              504
4/5/99            Common            20,000              .05             Cash       Cech                504
4/5/99            Common            40,000              .05             Cash       Khan                504
4/5/99            Common            40,000              .05             Cash       Minhas              504
4/5/99            Common            40,000              .05             Cash       Mithani             504
4/5/99            Common            40,000              .05             Cash       Kanji               504
4/5/99            Common            4,000               .05             Cash       McDonald            504
4/5/99            Common            8,000               .05             Cash       Kanji               504
4/5/99            Common            6,000               .05             Cash       Dhaliwal            504
4/5/99            Common            4,000               .05             Cash       Scriver             504
4/5/99            Common            4,000               .05             Cash       Scriver             504
4/5/99            Common            4,000               .05             Cash       Scriver             504
4/5/99            Common            4,000               .05             Cash       Kaur                504
4/5/99            Common            4,000               .05             Cash       Mangat              504
4/5/99            Common            4,000               .05             Cash       Mangat              504
4/5/99            Common            4,000               .05             Cash       Randha              504
4/5/99            Common            4,000               .05             Cash       Sandhu              504
4/5/99            Common            2,000               .05             Cash       Kidwai              504
4/5/99            Common            2,000               .05             Cash       Cole                504
4/5/99            Common            2,000               .05             Cash       Gill                504
4/5/99            Common            2,000               .05             Cash       Dhalla              504
4/5/99            Common            2,000               .05             Cash       Hasham              504
4/5/99            Common            2,000               .05             Cash       Mithani             504
4/5/99            Common            2,000               .05             Cash       Mithani             504
4/5/99            Common            2,000               .05             Cash       Mithani             504
4/5/99            Common            2,000               .05             Cash       Common              504
4/5/99            Common            2,000               .05             Cash       Djakovic            504
4/5/99            Common            2,000               .05             Cash       Husarik             504
4/5/99            Common            2,000               .05             Cash       Lodomez             504
4/5/99            Common            31,000              .05             Cash       Parmar              504
4/5/99            Common            8,000               .05             Cash       Sallh               504
4/5/99            Common            6,000               .05             Cash       Fernandes           504
----------------- ----------------- ------------------- --------------  ---------------- -------------------

     On April 5, 1999, the Company issued to 45 individuals and entities an aggregate 1,416,000 shares of its $.001 par value common stock at $0.05 each by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $70,800 in cash. Of the 1,416,000 shares issued, 1,416,000 shares were free trading and 0 were restricted. In addition, there were 1,416,000 warrants that were attached to the common shares sold during the offering with an exercise price of $0.10 per share. None of the warrants have been exercised.

     The shares issued to Brar and Zubik on April 5, 1999 were for services valued at $60,000 that included administrative duties, board duties, contract negotiations, financing services, production and distribution research, shareholder communication and organizational duties.

4:2         Underwriters

            Not Applicable.

4:3         Offering Price


     The Company has issued one Private Placement Memorandum ("PPM") by virtue of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended, at $.05 per share.

     The first PPM was issued on March 10, 1999, offering up to $100,000 of the Company's Common Stock at $0.05 per share. In addition, there were 1,416,000 warrants that were attached to the common shares sold during the offering with an exercise price of $0.10 per share.. The PPM was closed on April 5, 1999. As of the date of this filing, no warrants have been exercised.

4:4         Exemption Applied

     The Common Stock was offered, issued and sold pursuant to and in accordance with the exemption from securities registration afforded by Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended.

4:5         Conversion Terms

            Not Applicable.

4:6         Report Items

            Not Applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

     The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in this Article or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

     Any indemnification under this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth herein. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

     Expenses (including attorneys fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

     The board of directors may exercise the corporations power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

PART F/S

ITEM 1. FINANCIAL STATEMENTS

Audited Financial Statement as of September 30, 2000 and December 31, 1999.


                                  ARBOR, INC.
                         (FORMERLY E INVESTMENTS, INC.)
                        (A DEVELOPMENTAL STAGE COMPANY)

                              FINANCIAL STATEMENTS
                               September 30, 2000
                               December 31, 1999

(End of page)

TABLE OF CONTENTS
INDEPENDENT AUDITOR'S REPORT                                                   1
ASSETS                                                                         2
LIABILITIES AND STOCKHOLDERS' EQUITY                                           3
STATEMENT OF OPERATIONS                                                        4
STATEMENT OF STOCKHOLDERS' EQUITY                                              5
STATEMENT OF CASH FLOWS                                                        6
NOTES TO FINANCIAL STATEMENTS                                               7-11



                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                           INDEPENDENT AUDITORS REPORT

Board Of Directors                                              November 1, 2000
Arbor, INC.
Calgary, Alberta, Canada


     I have audited the Balance Sheets of Arbor, Inc.,  (Formerly E INVESTMENTS,

INC.),(A Development Stage Company), as of September 30, 2000, and December 31, 1999, and the related Statements of Operations, Stockholders, Equity and Cash Flows for the periods January 1, 2000, to September 30, 2000, and February 25, 1999, (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor, Inc. (Formerly E INVESTMENTS, INC.), (A Development Stage Company), as of September 30, 2000, and December 31, 1999, and the results of its operations and cash flows for the periods January 1, 2000, to September 30, 2000, and February 25, 1999,
(inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Barry L. Friedman
Certified Public Accountant

                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                         (A Developmental Stage Company)

                                  BALANCE SHEET

                                     ASSETS


                                              September             December 31,
                                               30, 2000              1999
CURRENT ASSETS
Cash                                            $8,167                $21,296
TOTAL CURRENT ASSETS                            $8,167                $21,296
OTHER ASSETS                                        $0                     $0
TOTAL OTHER ASSETS                                  $0                     $0
TOTAL ASSETS                                    $8,167                $21,296

   The accompanying notes are an integral part of these financial statements.



                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                         (A Developmental Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                              September             December 31,
                                              30, 2000              1999
CURRENT LIABILITIES                             $1,000                        $0
TOTAL CURRENT                                   $1,000                        $0
LIABILITIES
STOCKHOLDERS' EQUITY
Common Stock, $.001 par                         $2,616                    $2,616
value, authorized
25,000,000 shares;
issued and outstanding
at December 31, 1999 -
2,616,000 shares
March 31, 2000 -
2,616,000 shares
Additional paid-in                             128,184                   128,814
capital
Deficit accumulated                          (123,633)                 (109,504)
during the development
stage
TOTAL STOCKHOLDERS'                             $7,167                   $21,296
EQUITY
TOTAL LIABILITIES AND                           $8,167                   $21,296
STOCKHOLDERS' EQUITY

   The accompanying notes are an integral part of these financial statements.

                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                         (A Developmental Stage Company)

                             STATEMENT OF OPERATIONS


                                  Jan. 1, 2000 to           Feb. 25, 1999, to             Feb. 25,1999
                                  Sep. 30, 2000             Dec. 31, 1999               (inception) to
                                                                                          Sep. 30,2000
INCOME
Revenue                              $0                            $0                            $0

EXPENSES
Accounting Fees                  $2,000                          $825                        $2,825
Bank Charges                         72                            79                           151
Consulting Fees                   3,500                        26,600                        30,100
Directors' Expense                3,000                             0                         3,000
Legal                             2,000                             0                         2,000
Registration Costs                  707                        13,000                        13,707
Telephone                           200                             0                           200
Transfer Fees                       650                             0                           650
Travel Expense                    2,000                         9,000                        11,000
Services                              0                        60,000                        60,000

TOTAL EXPENSES                  $14,129                      $109,504                      $123,633

Net loss                       $(14,129)                    $(109,504)                    $(123,633)

Net loss per share              $(.0054)                      $(.4186)                      $(.4726)
- Basic

Weighted average              2,616,000                     2,616,000                     2,616,000
number of common
shares outstanding


   The accompanying notes are an integral part of these financial statements.

                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                         (A Developmental Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                          Common Stock           Common Stock            Additional          Deficit
                          Shares                 Amount                  paid-in         accumulated
                                                                         capital              during
                                                                                         development
                                                                                               stage

April 5, 1999            1,200,000                  $1,200                 $58,800                $0
issued for
services
April 5, 1999            1,416,000                   1,416                  69,384
issued for
cash
Net loss,                                                                                 $(109,504)
February 25,
1999
(inception) to
December 31,
1999
Balance,                 2,616,000                  $2,616                $128,184        $(109,504)
December 31,
1999
Net loss,                                                                                   (14,129)
January 1,
2000 to
September 30,
2000
Balance,                 2,616,000                  $2,616                $128,184        $(123,633)
September 30,
2000

   The accompanying notes are an integral part of these financial statements.

                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                         (A Developmental Stage Company)

                             STATEMENT OF CASH FLOWS

Cash Flows from               Jan. 1, 2000 to               Feb. 25, 1999, to          Feb. 25, 1999
Operating                     Sep. 30, 2000                 Dec. 31, 1999              (inception)to
Activities                                                                             Sep. 30, 2000

Net Loss                       $(14,129)                    $(109,504)                    $(123,633)
Issuance of                                                   +60,000                       +60,000
common stock for
services
Changes in Assets
and Liabilities
Officer's                        +1,000                             0                        +1,000
Advances
Net Cash Flows                 $(13,129)                     $(49,504)                     $(62,633)
from Operating
Activities

Cash Flows From                      $0                            $0                            $0
Investing
Activities

Cash Flows From
Financing
Activities
Issuance of                          $0                      $+70,800                      $+70,800
common stock for
cash

Net Cash Flows                       $0                      $+70,800                      $+70,800
From Financing
Activities

Net increase in               $(13,129)                      $+21,296                       $+8,167
cash
Cash, Beginning                  21,296                             0                             0
of period
Cash, End of                     $8,167                       $21,296                        $8,167
period

   The accompanying notes are an integral part of these financial statements.

                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    September 30, 2000, and December 31, 1999


NOTE #1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized February 25, 1999, under the laws of the State of Nevada, as E INVESTMENTS, INC. The Company's first Director and Incorporator, Thomas C. Rowley, resigned on March 1, 1999, following the appointment of Yarek Bartosz as Director and President. Bartosz subsequently resigned on March 10, 1999, following the appointment of Joginder Brar ("Brar"), Jarek Zubik ("Zubik") and Harjit Mand ("Mand") as directors. Brar and Zubik had purchased the company from Bartosz and Rowley for $1,500. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. On December 16, 1999, the Company changed its name to ARBOR, INC.


NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Method

     The Company records income and expenses on the accrual method.

     Estimates

     The preparation of Financial Statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the Financial Statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Equivalents

     The Company maintains a cash balance in a non-interest-bearing bank, which currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments, with the maturity of three months or less, are considered to be cash equivalents. There are no cash equivalents as of December 31, 1999, or September 30, 2000.

     Income Taxes

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.



                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    September 30, 2000, and December 31, 1999


NOTE #2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Reporting on Costs of Start-Up Activities

     Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expensed, as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's Financial Statements.


     Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

     Year End

     The Company has selected December 31st, as its year-end.

     Year 2000 Disclosure

     The Y2K issue had no effect on this Company.

     Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

     The Company's   accounting   policy for issuing shares  in  a  non-cash
     Transaction, in accordance with SFAS 123 and EITF 96-18, is to issue the equivalent amount of stock equal to the fair value of the services received.



                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    September 30, 2000, and December 31, 1999


NOTE #3 - INCOME TAXES

     There is no provision for income taxes for the period ended September 30, 2000. The Company's total deferred tax asset, as of December 31, 1999, is as follows:

              Net operation loss carry-forward                $        109,504
              Valuation allowance                             $        109,504

              Net deferred tax asset                          $              0


     The federal net operating loss carry-forward will expire in 2019.

     This carry-forward may be limited upon the consummation of a business combination under IRC Section 381.


NOTE #4 - STOCKHOLDERS' EQUITY

     Common Stock

     The authorized common stock of the Company consists of 25,000,000 shares, with a par value of $0.001 per share.

     Preferred Stock

     ARBOR, INC. has no preferred stock.


     On April 5, 1999, the Company issued 1,200,000 shares of its $0.001 par value common stock to two of its directors for services at $$0.05 per share. The total value of the services rendered was $60,000. The services rendered included administrative duties, board duties, contract negotiations, financing services, production and distribution research, shareholder communication and organizational duties.

     On April 5, 1999, the Company completed a public offering that was offered without registration, under the Securities Act of 1933, as amended ("The Act"), in reliance upon the exemption from registration afforded by Sections 4 (2) and 3 (b) of the Securities Act, and Regulation D promulgated thereunder. The Company sold 1,416,000 shares of common stock at a price of $0.05 per share, with warrants attached, for a total amount raised of $70,800.



                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    September 30, 2000, and December 31, 1999


NOTE #5 - GOING CONCERN

     The Company's Financial Statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. This raises substantial doubt about its ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the

     Company to continue as a going concern.


NOTE #6 - RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the Financial Statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE #7 - WARRANTS AND OPTIONS

     There are warrants outstanding to acquire additional shares of common stock. These warrants are attached to the shares issued pursuant to the public offering, as described in Note #4, and are convertible to shares, with 1-year restriction, before they become available for resale under Rule
     144. There are 1,416,000 warrants issued, but not exercised. These warrants have an expiration date of April 30, 2001. These warrants are to be exercised at $0.10 per share.

NOTE #8 - OFFICERS ADVANCES

     While the Company is seeking additional capital, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free. As of September 30, 2000, $1,000.00 has been advanced.


                                   ARBOR, INC.
                         (Formerly E INVESTMENTS, INC.)
                          (A Development Stage Company)


                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                    September 30, 2000, and December 31, 1999


Note # 9 - Foreign Currency Exchange

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     There is no foreign currency  exchange  transactions.  All transactions are done in U.S. dollars through a U.S. Dollar bank account.

PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit    Description of Document
--------- ----------------------------------------------------------------------
2          Charter and By-Laws
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
2.1        Articles of Incorporation Arbor, Inc.(Formerly E
           Investments, Inc.)
--------- ----------------------------------------------------------------------
2.2        By-Laws of Arbor, Inc. (Formerly E Investments,
           Inc.)
--------- ----------------------------------------------------------------------
2.3        Name Change
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
3         Instruments Defining the Rights of Security
          Holders
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
3.1       See Exhibit 2.1 "Articles of Incorporation"

-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
5        Voting Trust Agreement
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
5.1      None
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
6        Material Contracts
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------


                                       55
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6.1      Consulting Agreement with Libal
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------

------- ------------------------------------------------------------------------
7       Material Foreign Patents
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
7.1     None
------- ------------------------------------------------------------------------

------- ------------------------------------------------------------------------
12      Sales Materials
------- ------------------------------------------------------------------------

------ -------------------------------------------------------------------------
12.1   None
------ -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
15     Additional Exhibits
----- --------------------------------------------------------------------------

----- --------------------------------------------------------------------------
15.1  None
----- --------------------------------------------------------------------------

----- --------------------------------------------------------------------------
27    Schedules
----- --------------------------------------------------------------------------

----- --------------------------------------------------------------------------
27.1  Financial Data Schedule
----- --------------------------------------------------------------------------

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbor, Inc.
Date: September 30, 2001

By:

Joginder Brar, President

                                       56
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